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                              May 28, 2024

       Leon O. Moulder, Jr.
       Chief Executive Officer
       Zenas BioPharma, Inc.
       1000 Winter Street
       North Building, Suite 1200
       Waltham, MA 02451

                                                        Re: Zenas BioPharma,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 16,
2024
                                                            CIK No. 0001953926

       Dear Leon O. Moulder:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your response to prior comment 4 and reissue in part. Please revise this section to disclose the quantity
and types of serious adverse events observed while conducting your clinical trials of
obexelimab.
       Risk Factors
       We currently rely on a single third-party manufacturer, WuXi Biologics, to supply our product candidates..., page 58

   2. Please revise this risk factor to clarify if WuXi Biologics solely holds any of the necessary
 Leon O. Moulder, Jr.
Zenas BioPharma, Inc.
May 28, 2024
Page 2
       intellectual property, technology or know-how required to manufacture your product candidates.
The operations of our suppliers, many of which are located outside of the United States, including our current sole CMO..., page 62

3. We note your statement that you would be potentially restricted from entering into long-
       term "commercial arrangements" with WuXi Biologics if the proposed BIOSECURE Act is enacted. Please clarify if that would include sourcing drug product from WuXi
       Biologics for clinical or commercial use and disclose the resulting risks to investors. Your revisions should also discuss any steps you have taken to mitigate these risks, such as evaluating potential replacement contract manufacturing organizations in the United
       States or European Union.
       Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,
FirstName LastNameLeon O. Moulder, Jr.
                                                             Division of
Corporation Finance
Comapany NameZenas BioPharma, Inc.
                                                             Office of Life
Sciences
May 28, 2024 Page 2
cc:       Nicholas Roper, Esq.
FirstName LastName